Arun Ivatury
Trustee, SEIU Benefit Plans Master Trust
SEIU Master Trust
1800 Massachusetts Avenue, NW
Washington, DC 20036

October 19, 2021

Dear Fellow Oracle Shareholder,

The events of the past year and a half, from the killings of George Floyd, Ahmaud Arbery and Breonna Taylor to the racially disproportionate impact of the COVID-19 pandemic on people of color, have greatly intensified the movement for racial justice. Corporations, including Oracle Corp. (“Oracle” or the “Company”), have acknowledged the existence of systemic racism and deplored discrimination and racialized violence.

At Oracle’s annual shareholder meeting on November 10, 2021, shareholders can send the message that Oracle should take concrete action to address racial inequities. Proposal #5 on Oracle’s proxy card, “Stockholder proposal regarding racial equity audit,” asks Oracle to conduct and disclose the results of a racial equity audit. A racial equity audit would:

•	Analyze the full range of adverse racial impacts caused by Oracle’s business and operations;
•	Allow Oracle to identify steps it could take in its own business to combat systemic racism; and
•	Help address racial inequities that are curbing economic growth and potentially depressing investors’ returns.

Societal expectations for companies around racial justice are shifting: Polling by JUST Capital found that 75-85% of Americans believe that companies should not only speak out against racism, but should also “be taking concrete steps to create a more equitable future going forward.”1 The leaders of JUST, Policy Link, and FSG, a consulting firm founded by Harvard Business School Professor Michael Porter, formulated a “CEO Blueprint for Racial Equity.” They opined that “[c]orporate leaders have a particularly powerful role to play in replacing racist structures, many of which have benefited those at the top, with policies that bring us closer to racial equity—defined as ‘just and fair inclusion into a society in which all can participate, prosper, and reach their full potential.’”2

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1 https://www.fsg.org/blog/ceo-blueprint-racial-equity

2 https://www.fsg.org/blog/ceo-blueprint-racial-equity

This is not only the right thing to do; it makes good economic sense. A 2014 study estimated that eliminating the racial pay gap alone would have added $2.1 trillion to the U.S.’s 2012 GDP.3 “Systemic racism,” Atlanta Federal Reserve President and CEO Raphael Bostic said, last year, “is a yoke that drags on the American economy.”4

A damning recent report by The Conference Board analyzed the reasons behind the growing racial wage gap in the U.S. and found that underrepresentation in high-paying industries and occupations is a “strong contributor.”5 The report singled out the tech sector, stating that underrepresentation of Black workers in tech is “[e]specially notable”6 and finding that the proportion of Black workers among top earners in tech has actually declined in the past several years.7 The report noted that tech hubs, including Austin, where Oracle’s headquarters is located, tend to have very low Black populations.8 EEO-1 data disclosed in November 2020 revealed Oracle’s dismal record on diversity: Its 156 most senior executives include only one Black and six Hispanic executives, and of 10,555 first and mid-level executives, only 249 are Black and 498 are Hispanic.9

A racial equity audit would identify adverse impacts and suggest ways for Oracle to promote racial justice. The CEO Blueprint for Racial Equity endorses such audits: “[T]o drive meaningful change, all businesses must conduct a racial equity audit and share that assessment. This assessment should take a hard look at how a company and its industry have benefited from racist systems, and should include a vision and concrete plans for how the company will repair those systems to support a liberating, antiracist culture.”10

Identifying and analyzing the racial impacts of Oracle’s business activities is particularly important given the Company’s involvement in facial recognition technology and predictive policing, both of which have adverse impacts on people of color. In July, Color of Change issued a framework for tech companies to promote racial justice. In addition to recommending that companies conduct racial equity audits, the framework urges tech firms to “evaluate products for discrimination” and “divest from police and mass incarceration.”11

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3 https://www.policylink.org/sites/default/files/Equity_Solution_Brief.pdf, at 4.

4 https://www.frbatlanta.org/about/feature/2020/06/12/bostic-a-moral-and-economic-imperative-to-end-racism

5 https://conference-board.org/pdfdownload.cfm?masterProductID=27480, at 7.

6 https://conference-board.org/pdfdownload.cfm?masterProductID=27480, at 9.

7 https://conference-board.org/pdfdownload.cfm?masterProductID=27480, at 11.

8 https://conference-board.org/pdfdownload.cfm?masterProductID=27480, at 12.

9 https://www.oracle.com/a/ocom/docs/corporate/careers/eeo-employer-information-report.pdf

10 https://www.fsg.org/blog/ceo-blueprint-racial-equity

11 https://beyondthestatement.com/tech-framework/

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Oracle’s proxy statement.

2

Oracle sells facial recognition technology, which has been found to disproportionately misidentify non-white faces.12 The fact that a lawsuit was filed earlier this year for a false arrest of a Black man caused by facial recognition technology13 is noteworthy not because Oracle is involved—it is not—but because it shows the risks associated with the technology’s use by law enforcement.

Likewise, predictive policing, in which computer systems analyze large sets of data, including historical crime data, to direct police resources or identify people who are allegedly more likely to offend, has been accused of replicating racial biases and “reinforc[ing] over-policing of communities of color.”14 Oracle sells “Social-Oriented Policing” tools that use social media data for “the prevention, detection and solving of crime and disorder”15 as well as other analytical tools.16 Use of Oracle’s product Endeca Information Discovery, which processes reams of police data and information gained from mining social media, by the Chicago Police Department to target legal protestors has generated controversy.17

Public policy advocacy, both directly and through trade associations, is a key avenue by which companies can reinforce or help dismantle systemic racism. A 2020 article in the Harvard Business Review on “The 10 Commitments Companies Must Make to Advance Racial Justice” pressed companies to “[c]ommit at least 50% of [their] lobbying expenditures to drafting and supporting bills that would improve conditions for communities of color by increasing access to quality education and training, rebuilding infrastructure, protecting consumers, ending racial oppression, rebuilding the safety net, achieving criminal justice reform, and making police more accountable.”18

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12 https://www.nist.gov/news-events/news/2019/12/nist-study-evaluates-effects-race-age-sex-face-recognition-software; https://www.businessinsider.com/facial-recognition-racial-bias-federal-study-2019-12

13 https://www.technologyreview.com/2021/04/14/1022676/robert-williams-facial-recognition-lawsuit-aclu-detroit-police/

14 https://www.brennancenter.org/our-work/research-reports/predictive-policing-explained

15 https://www.businessinsider.com/tiktok-sale-microsoft-oracle-history-us-government-surveillance-2020-8

16 https://oracle-big-data.blogspot.com/2013/07/fighting-crime-using-statistics.html

17 https://theintercept.com/2021/05/25/oracle-social-media-surveillance-protests-endeca/

18 https://hbr.org/2020/06/the-10-commitments-companies-must-make-to-advance-racial-justice

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Oracle’s proxy statement.

4

Oracle was not among the hundreds of companies and corporate leaders that signed on to a public statement opposing discriminatory legislation and measures that restrict or prevent voting by eligible voters. The statement, issued in the wake of voter suppression legislation being enacted or introduced in Georgia and other states, appeared as a full-page ad in The New York Times and The Washington Post in April.19 The U.S. Chamber of Commerce, of which Oracle is a member,20 strongly opposes federal legislation, H.R. 1 and S. 1,21 which aims to protect voting rights and prohibit partisan gerrymandering.22 Gerrymandering is often used to deprive voters of color of political power.23

Finally, a racial equity audit has the benefit of being conducted by an outside person or organization, which avoids blind spots and provides a fresh perspective.

For the reasons discussed above, we urge you to vote FOR Proposal 5 on Oracle’s proxy card. If you have any questions, please contact Renaye Manley via email at renaye.manley@seiu.org.

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19 https://www.theverge.com/2021/4/14/22384060/amazon-apple-google-facebook-public-letter-voting-rights

20 https://www.oracle.com/a/ocom/docs/2020-political-activity.pdf, at 5.

21 https://www.uschamber.com/letters-congress/us-chamber-key-vote-letter-opposing-hr-1-the-people-act. The Chamber

22 https://www.brennancenter.org/our-work/research-reports/people-act-separating-fact-fiction

23 See, e.g., https://www.propublica.org/article/partisan-gerrymandering-is-still-about-race; https://thehill.com/homenews/state-watch/534351-voting-rights-groups-see-gerrymandering-as-potent-threat; https://ir.lawnet.fordham.edu/cgi/viewcontent.cgi?article=1088&context=flro.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Oracle’s proxy statement.